Exhibit (h)(8)

AMENDED AND RESTATED FEE WAIVER AGREEMENT

PIMCO ETF Trust

650 Newport Center Drive

Newport Beach, California 92660

January 23, 2017

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, California 92660

Re: PIMCO Total Return Active Exchange-Traded Fund (the “Fund”)

Dear Sirs:

This Agreement dated January 23, 2017 amends and restates the Fee Waiver Agreement between PIMCO ETF Trust (the “Trust”) on behalf of the Fund and Pacific Investment Management Company LLC (“PIMCO”), dated June 30, 2014 (the “2014 Agreement”). This will confirm the agreement between the Trust and PIMCO as follows:

1. The Trust is an open-end investment company that offers separate investment portfolios, each a series of the Trust. This Agreement shall pertain to the Fund, a series of the Trust.

2. Pursuant to an Investment Management Agreement dated April 24, 2009, as supplemented from time to time (the “Investment Management Agreement”), between the Trust and PIMCO, the Trust has retained PIMCO to provide the Trust with investment advisory services and to provide or procure supervisory, administrative and other services to the Trust and its shareholders. Pursuant to the Investment Management Agreement, the Fund pays to PIMCO a monthly management fee at an annual rate set forth in Schedule A to the Investment Management Agreement (the “Management Fee”).

3. PIMCO shall waive or reduce the Management Fee in an amount equivalent to any expenses or costs incurred by the Fund solely attributable to the Securities and Exchange Commission’s investigation and related settlement proceedings identified in Investment Advisers Act of 1940 Release No. 4577, dated December 1, 2016, as “In the Matter of Pacific Investment Management Company LLC,” Administrative Proceeding File No. 3-17701 (the “Covered Expenses”) as provided in paragraph 4. For the avoidance of doubt, the Covered Expenses relate solely to the administrative action referenced in the preceding sentence and shall not include any other expenses.

4. Each month, PIMCO shall waive or reduce its Management Fee for such month by an amount equal to the Covered Expenses for the Fund for that month.

5. If necessary, on or before the last day of the first month of the Fund’s fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the Management Fees waived or reduced with respect to the previous fiscal year shall equal the

Covered Expenses. For the avoidance of doubt, during the fiscal year in which the 2014 Agreement was in effect for a portion of such fiscal year and this Agreement was in effect for the remainder of such fiscal year, the adjustment payment contemplated in the preceding sentence shall be calculated and paid (i) pursuant to paragraph 6 of the 2014 Agreement with respect to the portion of such fiscal year during which the 2014 Agreement was in effect, and (ii) pursuant to this Agreement with respect to the remainder of such fiscal year.

6. PIMCO shall not be entitled to reimbursement by the Fund of any portion of the Management Fee waived or reduced pursuant to this Agreement or pursuant to the 2014 Agreement. PIMCO shall reimburse the Fund for any amounts previously recouped by PIMCO pursuant to the 2014 Agreement. This provision supersedes and replaces any rights to reimbursement PIMCO held under paragraph 7 of the 2014 Agreement.

7. This amended and restated Agreement shall become effective on January 23, 2017, shall have an initial term through October 31, 2018, and shall apply for each 12 month period thereafter so long as it is in effect. Thereafter, this Agreement shall automatically renew for one-year terms unless PIMCO provides written notice to the Trust at least thirty days prior to the end of the then current term. In addition, this Agreement shall terminate upon termination of the Investment Management Agreement, or it may be terminated by the Trust, without payment of any penalty, upon ninety days’ prior written notice to PIMCO at its principal place of business.

8. Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Fund.

9. Any question of interpretation of any term or provision of this Agreement, including but not limited to the Management Fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Investment Management Agreement or the Investment Company Act of 1940 (the “1940 Act”), shall have the same meaning as and be resolved by reference to such Investment Management Agreement or the 1940 Act.

10. If any one or more of the provisions of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

11. It is expressly agreed that the obligations of the Trust hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Trust personally, but shall bind only the trust property of the Trust relating to the Fund. This Agreement has been signed and delivered by an officer of the Trust, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the trust property of the Trust relating to the Fund, as provided in the Trust’s Declaration of Trust dated November 14, 2008, and as amended from time to time.

12. This Agreement constitutes the entire agreement between the Trust on behalf of the Fund and PIMCO with respect to its subject matter and may be amended or modified only by a writing signed by duly authorized officers of both the Trust and PIMCO.

If the foregoing correctly sets forth the agreement between the Trust and PIMCO, please so indicate by signing and returning to the Trust the enclosed copy hereof.

Very truly yours,

PIMCO ETF Trust

By:	/s/ Trent W. Walker
Name:	Trent W. Walker
Title:	Treasurer

ACCEPTED:

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Peter G. Strelow
Name:	Peter G. Strelow
Title:	Managing Director